Exhibit 99.3

JBS S.A.
Unaudited condensed consolidated interim financial information
As of and for the three-month period ended March 31, 2024

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	3,297,993	4,569,517
Margin cash	3	169,139	132,461
Trade accounts receivable	4	3,338,473	3,390,856
Inventories	5	5,244,747	5,101,230
Biological assets	6	1,718,788	1,712,153
Recoverable taxes	7	892,301	919,120
Derivative assets		43,273	87,795
Other current assets		327,779	323,194
TOTAL CURRENT ASSETS		15,032,493	16,236,326

NON-CURRENT ASSETS
Recoverable taxes	7	1,748,070	1,744,275
Biological assets	6	517,072	531,477
Related party receivables	8	116,709	118,554
Deferred income taxes	9	750,021	774,861
Derivative assets		50,963	81,940
Other non-current assets		325,211	319,226
		3,508,046	3,570,333

Investments in equity-accounted investees		45,982	56,601
Property, plant and equipment	10	12,711,930	12,918,249
Right of use assets	11	1,688,672	1,705,710
Intangible assets	12	1,928,398	1,985,595
Goodwill	13	5,979,670	6,105,020

TOTAL NON-CURRENT ASSETS		25,862,698	26,341,508

TOTAL ASSETS		40,895,191	42,577,834

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	March 31, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	4,596,201	5,257,053
Supply chain finance	14	943,423	948,066
Loans and financing	15	763,446	891,570
Income taxes	16	105,426	83,247
Other taxes payable	16	137,431	144,002
Payroll and social charges	17	1,209,409	1,297,181
Lease liabilities	11	346,869	352,627
Dividends payable		388	400
Provisions for legal proceedings	18	202,040	197,440
Derivative liabilities		91,558	144,251
Other current liabilities		536,997	581,123
TOTAL CURRENT LIABILITIES		8,933,188	9,896,960

NON-CURRENT LIABILITIES
Loans and financings	15	18,569,566	19,107,567
Income and other taxes payable	16	90,437	94,368
Payroll and social charges	17	461,816	490,503
Lease liabilities	11	1,477,009	1,488,600
Deferred income taxes	9	1,325,487	1,360,257
Provisions for legal proceedings	18	304,325	315,953
Other non-current liabilities		108,628	115,840
TOTAL NON-CURRENT LIABILITIES		22,337,268	22,973,088

EQUITY	19
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(182,094)	(186,009)
Other reserves		(36,705)	(36,413)
Profit reserves		3,623,632	3,623,632
Accumulated other comprehensive loss		(8,020,675)	(7,554,007)
Retained loss		332,619	—
Attributable to company shareholders		8,894,618	9,025,044
Attributable to non-controlling interest		730,117	682,742
TOTAL EQUITY		9,624,735	9,707,786
TOTAL LIABILITIES AND EQUITY		40,895,191	42,577,834

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the three-month period ended March 31, 2024 and 2023 In thousands of United States dollar - US$ (except for earnings per share)

	Note	2024	2023

NET REVENUE	20	17,998,712	16,687,244
Cost of sales	24	(15,640,402)	(15,221,461)
GROSS PROFIT		2,358,310	1,465,783

Selling expenses	24	(1,105,121)	(1,111,788)
General and administrative expenses	24	(528,961)	(514,153)
Other income		21,207	81,948
Other expenses		(22,509)	(39,067)
NET OPERATING EXPENSES		(1,635,384)	(1,583,060)

OPERATING PROFIT (LOSS)		722,926	(117,277)

Finance income	21	168,224	121,563
Finance expense	21	(516,969)	(420,738)
NET FINANCE EXPENSE		(348,745)	(299,175)

Share of profit of equity-accounted investees, net of tax		(6,532)	2,776

PROFIT (LOSS) BEFORE TAXES		367,649	(413,676)

Current income taxes	9	(3,810)	(6,707)
Deferred income taxes	9	1,017	145,193
TOTAL INCOME TAXES		(2,793)	138,486
NET INCOME (LOSS)		364,856	(275,190)

ATTRIBUTABLE TO:
Company shareholders		332,327	(279,637)
Non-controlling interest		32,529	4,447
		364,856	(275,190)

Basic and diluted earnings (loss) per share - common shares (US$)	22	0.15	(0.13)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for three-month period ended March 31, 2024 and 2023 In thousands of United States dollar - US$

	2024	2023

Net income (loss)	364,856	(275,190)

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	(52,929)	314,365
Gain (loss) on foreign currency translation adjustments	(193,485)	(129,830)
Gain on cash flow hedge	448	1,229
Deferred income tax on gain on cash flow hedge	(114)	(418)
Valuation adjustments to equity in subsidiaries	(208,982)	2,063
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	4,453	4,649
Income tax on gain associated with pension and other postretirement benefit obligations	(1,130)	(677)
Total other comprehensive income (loss)	(451,739)	191,381

Comprehensive Income (loss)	(86,883)	(83,809)

Total comprehensive income (loss) attributable to:
Company shareholders	(134,307)	(78,096)
Non-controlling interest	47,424	(5,713)
	(86,883)	(83,809)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of changes in equity for three-month period ended March 31, 2024 and 2023 In thousands of United States dollar - US$

		Capital reserves				Profit reserves			Other comprehensive income
	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2023	13,177,841	36,321	(239,584)	10,145	(35,177)	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146
Net income (loss)	—	—	—	—	—	—	—	—	—	—	(279,637)	(279,637)	4,447	(275,190)
Loss on foreign currency translation adjustments (4)	—	—	—	—	—	—	—	—	—	314,365	—	314,365	—	314,365
Gain on net investment in foreign operations (2)	—	—	—	—	—	—	—	—	—	(118,974)	—	(118,974)	(10,856)	(129,830)
Gain on cash flow hedge, net of tax (5)	—	—	—	—	—	—	—	—	811	—	—	811	—	811
Valuation adjustments to equity in subsidiaries (3)	—	—	—	—	—	—	—	—	2,063	—	—	2,063	696	2,759
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	3,276	—	—	3,276	—	3,276
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	6,150	195,391	(279,637)	(78,096)	(5,713)	(83,809)

Share-based compensation	—	—	1,202	—	—	—	—	—	—	—	—	1,202	250	1,452
Realization of other reserves	—	—	—	—	(301)	—	—	—	—	—	301	—	—	—
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(2,333)	(2,333)
Others	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
BALANCE ON MARCH 31, 2023	13,177,841	36,321	(238,382)	10,145	(35,478)	603,603	2,928,754	767,354	67,840	(8,215,380)	(279,336)	8,823,282	638,171	9,461,453

BALANCE ON JANUARY 1, 2024	13,177,841	36,321	(232,475)	10,145	(36,413)	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786
Net income	—	—	—	—	—	—	—	—	—	—	332,327	332,327	32,529	364,856
Gain (loss) on foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(207,831)		(207,831)	14,312	(193,519)
Gain on net investment in foreign operations (2)	—	—	—	—	—	—	—	—	—	(52,929)	—	(52,929)	—	(52,929)
Gain on cash flow hedge, net of tax	—	—	—	—	—	—	—	—	334	—	—	334	—	334
Valuation adjustments to equity in subsidiaries	—	—	—	—	—	—	—	—	(208,982)	—	—	(208,982)	—	(208,982)
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	2,740	—	—	2,740	583	3,323
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	(205,908)	(260,760)	332,327	(134,341)	47,424	(86,917)

Share-based compensation	—	—	3,916	—	—	—	—	—	—	—	—	3,916	829	4,745
Realization of other reserves	—	—	—	—	(292)	—	—	—	—	—	292	—	—	—
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(784)	(784)
Others	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
BALANCE ON MARCH 31, 2024	13,177,841	36,321	(228,559)	10,145	(36,705)	603,603	2,232,528	787,501	(145,465)	(7,875,210)	332,619	8,894,619	730,117	9,624,736

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred by subsidiaries.

(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries.

(3)	Valuation Adjustments to Equity (VAE) arising from derivative financial instruments.

(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

(5)	Refers to the hedge accounting in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of cash flows for three-month period ended March 31, 2024 and 2023 In thousands of United States dollar - US$

		Three-month period ended March 31,
	Note	2024	2023
Cash flows from operating activities
Net income (loss)		364,856	(275,188)
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	544,505	499,138
Expected credit losses	4	4,570	4,482
Share of profit of equity-accounted investees		6,532	(2,776)
Gain on sales of assets		(5,259)	(10,686)
Tax expense	9	2,793	(138,486)
Net finance expense	21	348,745	299,175
Share-based compensation		4,745	1,452
Provisions for legal proceedings	18	14,305	20,791
Impairment of goodwill and property, plant and equipment		—	20,697
Net realizable value inventory adjustments	5	(8,955)	(1,964)
DOJ (Department of Justice) and antitrust agreements	18	4,691	13,700
Fair value adjustment of biological assets	6	(115,894)	87,191
		1,165,634	517,526
Changes in assets and liabilities:
Trade accounts receivable		46,912	200,430
Inventories		(220,504)	(113,936)
Recoverable taxes		(65,995)	(75,092)
Other current and non-current assets		(67,676)	37,419
Biological assets		(63,247)	(133,856)
Trade accounts payable and supply chain finance		(631,835)	(917,201)
Taxes paid in installments		(12,664)	(12,633)
Other current and non-current liabilities		(98,005)	(77,881)
DOJ and Antitrust agreements payment		(90)	—
Income taxes paid		(27,992)	(10,516)
Changes in operating assets and liabilities		(1,141,096)	(1,103,266)

Cash provided (used in) by operating activities		24,538	(585,740)

Interest paid		(327,465)	(316,055)
Interest received		67,512	54,921

Net cash flows provided (used in) by operating activities		(235,415)	(846,874)

Cash flows from investing activities
Purchases of property, plant and equipment		(284,131)	(330,776)
Purchases and disposals of intangible assets	12	(2,372)	(2,005)
Proceeds from sale of property, plant and equipment		11,988	13,931
Additional investments in equity-accounted investees		—	—
Acquisitions, net of cash acquired		(1,468)	889
Dividends received		3,028	1,444
Related party transactions		260	250
Others		—	1,599
Cash used in investing activities		(272,695)	(314,668)

Cash flows from financing activities
Proceeds from loans and financing		70,431	987,082
Payments of loans and financing		(668,692)	(495,054)
Derivative instruments received (settled)		(7,464)	17,297
Margin cash		13,138	7,358
Dividends paid		—	—
Dividends paid to non-controlling interest		(784)	(2,333)
Purchase of PPC treasury shares		—	—
Purchase of treasury shares		—	—
Sales of treasury shares		—	—
Payments of leasing contracts		(105,829)	(105,970)
Cash provided (used in) by financing activities		(699,200)	408,380

Effect of exchange rate changes on cash and cash equivalents		38,813	(8,708)
Net change in cash and cash equivalents		(1,168,497)	(761,870)
Cash and cash equivalents beginning of period		4,466,490	2,526,431
Cash and cash equivalents at the end of period		3,297,993	1,764,561

Non-cash transactions:
	Note	2024	2023
Non-cash additions to right of use assets and lease liabilities	11	148,398	109,383
Capitalized interest	10	11,023	(22,848)
Transfer of property, plant and equipment		—	4,715

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Unaudited condensed consolidated interim financial information comprise the Company and its subsidiaries (collectively, the ‘Group’) as of and for the three-month periods ended March 31, 2024 and 2023, that were authorized by the Board of Directors on May 14, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Ozo, Friboi, Maturatta and Swift.

The unaudited condensed consolidated interim financial information includes the Group’s operations in Brazil as well as the activities of its subsidiaries.

1.2 Main events that occurred during the period:

1.2.1 New York Civil complaint: On February 28, 2024, the New York Attorney General’s Office filed a civil complaint in the state Supreme Court against the indirect subsidiaries JBS USA Food Company and JBS USA Food Company Holdings. The claim assumes that consumers were misled by statements by the Company that assured commitment to reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks disgorgement of profits, civil penalties, attorney’s fees and other relief. Based on the opinion of the Company’s legal advisors, we are confident that we will be successful in our defense strategy.

1.2.2 Registration of debts with the Securities Exchange Commission (SEC): On March 27, 2024, the Group filed with the securities commission of the United States of America, the Securities and Exchange Commission (“SEC”) the Offer to Exchange the 13 existing series of debt securities (“Old Bonds”), not registered at the SEC, for new registered debt securities (“New Bonds”).

1.3 Seasonality:

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork numbers in other locations.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three-month period ended March 31, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2023 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, which were authorized by the Board of Directors on May 14, 2024.

2.1 New standards, amendments and interpretations that are not yet effective

a. Standards, amendments and interpretations recently issued and adopted by the Group

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

Effective for periods beginning on or after January 1, 2024 but not required for any interim period presented within the annual reporting period, the changes aim to increase transparency and comparability of financial information in supplier finance arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the effects of these arrangements on liabilities and cash flows, and on the exposure to liquidity risk related to these arrangements. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements by the year-end’s financial statements.

IAS 12 - Income Taxes

As of January 1, 2024, the changes to the International Tax Reform - Pillar Two Model Rules aim to address tax issues related to the creation of a global system of minimum taxation for multinational companies, as disclosed in note 10 - Income tax and social contribution.

b. New standards, amendments and interpretations that are not yet effective

IAS 21 - Lack of exchangeability

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Group must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring the changes, and so far, no impacts have been identified.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

3 Cash and cash equivalents and margin cash

Cash and cash equivalents	March 31, 2024	December 31, 2023
Cash on hand and at banks	1,220,044	1,830,814
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	2,077,949	2,738,703
	3,297,993	4,569,517

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

Margin Cash

The Group is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as restricted cash as they are not available for use by the Company to fund daily operations. The balance of restricted cash also includes investments in Treasury Bills, as required by the broker, to offset the obligation to return cash collateral. The treasury bills hedge inflation (or deflation) risk when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

Margin cash	March 31, 2024	December 31, 2023
Margin cash (Restricted cash)	81,064	18,191
Investments in Treasury Bills	88,075	114,270
	169,139	132,461

The availability of revolving credit facilities in the United States was US$2.9 billion as of March 31, 2024 (US$2.9 billion as of March 31, 2023). In Brazil, the availability of revolving credit facilities was US$450,000 as of March 31, 2024 (US$450,000 as of March 31, 2023).

4 Trade accounts receivable

	March 31, 2024	December 31, 2023
Current receivables
Domestic sales	1,824,449	1,920,310
Foreign sales	934,083	852,566
Subtotal	2,758,532	2,772,876
Overdue receivables:
From 1 to 30 days	421,266	397,753
From 31 to 60 days	47,221	93,175
From 61 to 90 days	25,736	29,490
Above 90 days	174,962	188,300
Expected credit losses	(84,749)	(84,913)
Present value adjustment (1)	(4,495)	(5,825)
Subtotal	579,941	617,980
Trade accounts receivable, net	3,338,473	3,390,856

(1)	The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on March 31, 2024 were, mostly in Brazil, 1.0% per transaction (1.3% per transaction on March 31, 2023). Realization of the present value adjustment is recognized as deduction item to sales revenue.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions - described within Note 8 - Related party transactions.

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities.

The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client’s current credit rating status. The Group writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. The resulting bad debt expense is recognized in the statement of income within “Selling Expenses”.

Changes in expected credit losses:

	March 31, 2024	March 31, 2023
Balance at the beginning of the period	(84,913)	(82,636)
Additions	(4,570)	(4,482)
Write-offs/Reversals	2,392	10,131
Exchange rate variation	2,342	(3,411)
Balance at the end of the period	(84,749)	(80,398)

5 Inventories

	March 31, 2024	December 31, 2023
Finished products	3,258,284	3,096,459
Work in process	534,055	586,036
Raw materials	780,394	759,035
Supplies	672,014	659,700
	5,244,747	5,101,230

Changes in the realizable value of inventories is recognized in the financial statements as “Cost of sales” and is presented below:

	March 31, 2024	March 31, 2023
Balance at the beginning of the period	(53,219)	(59,525)
Additions	(12,623)	(28,874)
Write-off	21,579	30,838
Exchange rate variation	(3,136)	520
Balance at the end of the period	(47,399)	(57,041)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

6 Biological assets

Changes in biological assets:

	Current		Non-current
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Balance at the beginning of the period	1,712,153	1,861,106	531,477	501,958
Business combination (1)	—	(22,598)	—	—
Increase by reproduction (born) and cost to reach maturity	2,830,036	3,093,137	342,017	217,835
Reduction for slaughter, sale or consumption	(3,125,593)	(3,288,027)	(17,890)	(17,768)
Purchases	105,124	126,853	59,545	41,168
Decrease by death	(126,563)	(34,453)	(3,429)	(4,888)
Fair value adjustments	115,894	(87,191)	—	—
Reclassification from non-current to current	235,038	80,092	(235,038)	(80,092)
Exchange rate variation	(27,301)	17,467	(4,747)	3,981
Amortization	—	—	(154,863)	(137,567)
Balance at the end of the period	1,718,788	1,746,386	517,072	524,627

(1)	Refers to the business combination adjustment of the acquisition of TriOak acquired for the year ended 2022 financial year.

7 Recoverable taxes

Recoverable taxes as of March 31, 2024 and December 31, 2023 was comprised of the following:

	March 31, 2024	December 31, 2023
Value-added tax on sales and services – ICMS / IVA / VAT / GST	917,588	919,634
Social contribution on billings - PIS and COFINS	461,696	502,397
Withholding income tax - IRRF / IRPJ	1,218,800	1,196,502
Excise tax – IPI	20,682	22,004
Reintegra	8,425	8,905
Other	13,180	13,953
	2,640,371	2,663,395

Current	892,301	919,120
Non-current	1,748,070	1,744,275
	2,640,371	2,663,395

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party receivables

	March 31, 2024	December 31, 2023
Credit with related party (1)	116,709	118,554
	116,709	118,554

(1)	Refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and certain former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F agreed to pay the total updated amount of US$ 116,355, to be paid in accordance with the terms and conditions specified in the agreement.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Other financial transactions in the Company

The Company entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the three-month period ended March 31, 2024, the Group incurred in a loss from the sale of the receivables of US$32,363 (US$19,380 for the three-month period ended March 31, 2023), recognized as financial expenses.

As of March 31, 2024, the Company held investments with Banco Original, of US$883,301 (US$833,301 as of December 31, 2023), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário). For the three-month period ended March 31, 2024, the Company earned interest from these investments of US$9,448 (US$982 for the three-month period ended March 31, 2023), recognized as financial income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the for the three-month period ended 31, 2024, the Company made donations of US$9,068 (US$2,654 for the three-month period ended March 31, 2023), recognized as general and administrative expenses.

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, as of March 31, 2024, the Company has commitment agreements in the amount of US$80,540 (US$61,926 as of December 31, 2023).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the three-month period ended March 31, 2024.

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Group’s key management during the three-month period ended March 31, 2024 and 2023 was:

	2024	2023
Salaries and wages	1,720	1,955
Variable cash compensation	16,599	18,481
	18,319	20,436

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

9 Income taxes

a. Composition of deferred tax income and social contribution

	March 31, 2024	December 31, 2023
Deferred income taxes assets	750,021	774,861
Deferred income taxes liabilities	(1,325,487)	(1,360,257)
	(575,466)	(585,396)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

	Balance at January 1, 2024	Income statement	Exchange variation	Other Adjustments (1)	Balance at March 31, 2024
Tax losses and negative basis of social contribution	840,172	(30,277)	(18,087)	—	791,808
Expected credit losses on trade accounts receivable	38,086	2,133	(720)	—	39,499
Provisions for contingencies	78,840	977	43,282	—	123,099
Present value adjustment	7,648	1,450	(250)	—	8,848
Tax credits	23,685	(24)	—	(24)	23,637
Labor accident accruals	7,927	(477)	(1)	—	7,449
Pension plan	11,956	(433)	10	(1,117)	10,416
Trade accounts payable accrual	277,512	9,059	(47,813)	—	238,758
Non-deductible interest	211,958	9,435	1	—	221,394
Right of use assets	25,417	815	(524)	—	25,708
Goodwill amortization	(851,840)	(4,359)	23,530	—	(832,669)
Present value adjustment - Trade accounts payable	(6,064)	1,962	171	—	(3,931)
Business combinations	(444,250)	4,077	1,291	—	(438,882)
Inventory valuation	(207,085)	5,609	(2)	—	(201,478)
Hedge operations (2)	(25,364)	15,158	658	(174)	(9,722)
Realization of other reserves	(115,640)	751	3,579	—	(111,310)
Accelerated depreciation and amortization	(514,285)	6,668	—	—	(507,617)
Other temporary differences	55,931	(21,507)	5,103	—	39,527
Deferred taxes, net	(585,396)	1,017	10,228	(1,315)	(575,466)

	Balance at January 1, 2023	Income statement	Exchange variation	Other Adjustment (1)	Balance at March 31, 2023
Tax losses and negative basis of social contribution	649,164	158,249	12,313	—	819,726
Expected credit losses on trade accounts receivable	31,572	(1,990)	575	—	30,157
Provisions for contingencies	94,153	(9,154)	1,286	—	86,285
Present value adjustment	11,326	(1,667)	268	—	9,927
Tax credits	13,196	(984)	1	7	12,220
Rules for Animal Farming - Foreign Subsidiaries	—	—	—	—	—
Labor accident accruals	6,139	402	—	—	6,541
Pension plan	10,485	1,020	(13)	(578)	10,914
Trade accounts payable accrual	284,235	(19,583)	1,908	—	266,560
Non-deductible interest	76,563	7,503	—	—	84,066
Right of use assets	22,583	8,555	318	—	31,456
Goodwill amortization	(785,958)	(2,791)	(19,020)	—	(807,769)
Present value adjustment - Trade accounts payable	(8,105)	653	(205)	—	(7,657)
Business combinations	(441,428)	(772)	(1,043)	—	(443,243)
Inventory valuation	(109,703)	(50,739)	1	—	(160,441)
Customer returns accruals - Foreign subsidiaries	—	—	—	—	—
Hedge operations	8,209	3,054	316	1,069	12,648
Realization of other reserves	(110,379)	746	(2,967)	—	(112,600)
Accelerated depreciation and amortization	(586,839)	51,139	—	—	(535,700)
Other temporary differences - liabilities	77,595	1,552	(936)	1,967	80,178
Deferred taxes, net	(757,192)	145,193	(7,198)	2,465	(616,732)

(1)	Changes in the deferred tax statement of financial position accounts that do not directly impact income statement accounts, are shown in the column Other Adjustments. These adjustments refer mainly to: the direct subsidiary Brazservice Ltda. incorporated into the Company; deferred taxes on cash flow hedge transactions recognized in other comprehensive income, carried out by the subsidiary Seara Alimentos; and, gains associated with pension and other postretirement benefit obligations in the United States of America; and impacts related to the acquisitions of the King´s Company in Italy and Rivalea in Australia.

(2)	Hedge and hedge accounting operations are demonstrated in Note 25 - Risk management and financial.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

b. Reconciliation of income tax and social contribution expense:

	2024	2023
Profit before taxes (PBT)	367,649	(413,676)
Brazilian statutory corporate tax rate	(34)%	(34)%
Expected tax benefit (expense)	(125,001)	140,650

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	(2,220)	944
Non-taxable tax benefits (1)	53,148	133,309
Difference of tax rates on taxable income from foreign subsidiaries	35,314	(17,879)
Transfer pricing adjustments	(2,507)	(1,473)
Profits taxed by foreign jurisdictions (2)	29,750	(84,323)
Deferred income tax not recognized	(10,695)	(75,549)
Non-taxable interest - Foreign subsidiaries	6,145	33,427
Donations and social programs (3)	(2,099)	(2,416)
SELIC interest on tax credits	735	1,010
Other permanent differences	14,637	10,786
Current and deferred income tax benefit (expense)	(2,793)	138,486

Current income tax	(3,810)	(6,707)
Deferred income tax	1,017	145,193
	(2,793)	138,486
Effective income tax rate	(0.76)%	33.48%

Additional information: analysis of the variation in the effective rate:

(1)	The Company and its subsidiaries have subsidies granted by state governments, as presumed credit, in accordance with the regulations of each State. The appropriate values of this tax incentive as revenue in the result are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met. During the three-month period ended March 31, 2024, the Company and its subsidiaries recorded the amount of government subsidies in the amount of US$155 million, all of which were presumed credit, excluded from their income tax and social contribution calculation basis.

The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in 2024 of US$53 million referring to the presumed credit.

On June 12, 2023, when considering Repetitive Topic 1182, the STJ understood that the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits, is undue, as long as the requirements of the article 30 of Law No. 12,973/14, and it is certain that the Company recorded the profit reserve referred to in the legislation. Law No. 14,789/23 changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14 and its effects are being fulfilled by the Company for the year 2024, except in relation to presumed ICMS credits, whose taxation was ruled out by the unified understanding of the STJ Panels that deal with tax matters in the judgment of ERESP 1.517.492/PR.

(2)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(3)	Refers to the donations, as described in Note 24 – Expenses by nature.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Global Minimum Tax:

Starting January 1st, 2024, the rules of Pillar II came into effect in various countries, impacting multinational companies operating in those jurisdictions.

The Group, being subject to these global Pillar II norms, applies the relief from deferred tax accounting introduced by International Tax Reform - Pillar Two Model Rules (Amendments to IAS12), as well as the estimation of additional tax payments related to income tax due to measurement uncertainties and impacts.

10 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2024	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at March 31, 2024
Buildings	4,305,145	110,120	(2,341)	(63,822)	(71,906)	4,277,196
Land	1,209,739	12,612	(720)	—	(26,803)	1,194,828
Machinery and equipment	4,310,590	175,963	(1,417)	(154,084)	(62,193)	4,268,859
Facilities	764,036	40,822	(9)	(12,881)	(23,136)	768,832
Computer equipment	166,291	16,915	(39)	(12,204)	(1,405)	169,558
Vehicles (land and air)	272,663	11,993	(1,953)	(11,247)	(7,134)	264,322
Construction in progress	1,636,719	(100,116)	(196)	—	(32,892)	1,503,515
Other	253,006	23,439	(54)	(9,635)	(1,936)	264,820
	12,918,189	291,748	(6,729)	(263,873)	(227,405)	12,711,930

	Balance at January 1, 2023	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at March 31, 2023
Buildings	3,779,963	262,199	(1,390)	(61,295)	43,445	4,022,922
Land	1,056,590	817	(31)	—	14,338	1,071,714
Machinery and equipment	3,832,826	345,775	(16,234)	(143,522)	37,368	4,056,213
Facilities	575,290	109,856	(6)	(10,073)	17,752	692,819
Computer equipment	116,263	8,446	(316)	(9,211)	1,257	116,439
Vehicles (land and air)	214,898	32,471	(2,094)	(9,724)	2,483	238,034
Construction in progress	2,124,483	(414,078)	—	—	22,156	1,732,561
Other	215,050	8,138	(8,587)	(8,619)	2,129	208,111
	11,915,363	353,624	(28,658)	(242,444)	140,928	12,138,813

(1)	Additions for each category includes transfers from construction in progress during the period.

For the three-month period ended March 31, 2024, the amount of capitalized interest added to construction in progress and included in additions was US$11,023 (US$22,848 for the three-month period ended March 31, 2023).

Annually, the Group tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the year.

11 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 8.22% for the three-month period ended March 31, 2024 (5.85% at December 31, 2023).

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

11.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2024	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at March 31, 2024
Growing facilities	805,370	39,189	(21,452)	(41,007)	(12,619)	769,481
Buildings	532,104	74,357	(13,562)	(22,445)	(11,840)	558,614
Vehicles (land)	223,720	14,966	(77)	(18,676)	(1,909)	218,024
Machinery and equipment	90,101	17,667	(1,637)	(11,044)	(1,581)	93,506
Operating plants	19,695	589	—	(1,480)	(572)	18,232
Land	19,186	171	—	(648)	(654)	18,055
Computer equipment	15,534	57	—	(2,369)	(462)	12,760
	1,705,710	146,996	(36,728)	(97,669)	(29,637)	1,688,672

	Balance at January 1, 2023	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at March 31, 2023
Growing facilities	823,989	30,867	(7,291)	(39,397)	9,655	817,823
Buildings	426,996	50,891	(1,303)	(18,362)	5,230	463,452
Vehicles (land)	201,655	16,581	(810)	(19,138)	(305)	197,983
Machinery and equipment	104,890	5,966	(77)	(13,004)	737	98,512
Operating plants	18,706	3,470	—	(1,514)	519	21,181
Land	19,641	166	—	(619)	(55)	19,133
Computer equipment	9,216	—	(55)	(996)	226	8,391
	1,605,093	107,941	(9,536)	(93,030)	16,007	1,626,475

11.2 Lease liabilities

	March 31, 2024	December 31, 2023
Undiscounted lease payments	2,242,241	2,262,433
Present value adjustment	(418,363)	(421,206)
	1,823,878	1,841,227
Breakdown:
Current liabilities	346,869	352,627
Non-current liabilities	1,477,009	1,488,600
	1,823,878	1,841,227

Changes in the lease liability:

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at March 31, 2024
Lease liability	1,841,227	148,398	25,543	(117,779)	(40,026)	(33,485)	1,823,878

	Balance at January 1, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at March 31, 2023
Lease liability	1,721,833	109,383	22,876	(116,783)	(8,426)	17,939	1,746,822

(1)	Refers to Rivalea’s, which was acquired during the first quarter of 2022.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

The non-current portion of the lease liability schedule is as follows:

March 31, 2024
2025	286,045
2026	244,701
2027	192,841
2028	149,118
2029	131,527
Maturities after 2029	803,043
Total Future Minimum Lease Payments	1,807,275
Less: Imputed Interest	(330,266)
Present Value of Lease Liabilities	1,477,009

12 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2024	Additions	Amortization	Exchange rate variation	Balance at March 31, 2024
Amortizing:
Trademarks	341,183	203	(7,546)	(6,811)	327,029
Software	24,941	1,789	(1,218)	(759)	24,753
Customer relationships	486,166	—	(18,315)	(3,012)	464,839
Supplier contracts	28,077	—	(959)	(565)	26,553
Others	1,044	17	(62)	(16)	983
Non-amortizing:
Trademarks	1,092,793	364	—	(20,167)	1,072,990
Water rights	11,391	—	—	(140)	11,251
	1,985,595	2,373	(28,100)	(31,470)	1,928,398

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at March 31, 2023
Amortizing:
Trademarks	315,912	—	—	(5,566)	(10,670)	299,676
Software	21,079	2,044	(56)	(1,190)	538	22,415
Customer relationships	549,705	—	—	(18,334)	3,192	534,563
Supplier contracts	30,509	—	—	(941)	492	30,060
Others	833	25	(28)	(68)	1	763
Non-amortizing:
Trademarks	1,050,106	21	—	—	24,404	1,074,531
Water rights	11,347	—	—	—	(36)	11,311
	1,979,491	2,090	(84)	(26,099)	17,921	1,973,319

13 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Changes in goodwill:

	March 31, 2024	March 31, 2023
Balance at the beginning of the period	6,105,020	5,828,691
Business combinations adjustments (1)	—	20,062
Exchange rate variation	(125,350)	77,938
Balance at the end of the period	5,979,670	5,926,691

(1)	Refers to the business combination adjustment in TriOak.

CGUs	March 31, 2024	December 31, 2023
Brazil Beef	1,815,365	1,873,448
Seara	743,268	766,970
Moy Park	770,490	777,583
USA Pork	694,534	694,534
Australia Meat	268,954	280,915
Australia Smallgoods	297,373	310,598
Pilgrim’s Food Masters (PFM)	332,256	336,683
Others CGUs without significant goodwill	1,057,430	1,064,289
Total	5,979,670	6,105,020

For the three-month period ended March 31, 2024 and 2023 there were no indicators of impairment of goodwill within any CGU.

14 Trade accounts payable

	March 31, 2024	December 31, 2023
Domestic:
Commodities	1,328,789	1,761,470
Materials and services	2,972,678	3,123,140
Finished products	36,999	38,061
Present value adjustment	(11,588)	(19,642)
	4,326,878	4,903,029

Foreign:
Commodities	7,203	31,354
Materials and services	260,119	320,691
Finished products	2,001	1,979
	269,323	354,024

Total trade accounts payable	4,596,201	5,257,053

Supplier finance arrangements (1)
Domestic	936,149	940,344
Foreign	7,274	7,722
Total supplier finance arrangements	943,423	948,066
Total	5,539,624	6,205,119

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of March 31, 2024, the amount of this transaction was US$101,946 (US$61,926 at December 31, 2023), this operation is recognized as supply chain finance.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

15 Loans and financing

	Average annual			Payment terms /	Current		Non-current
Type	interest rate	Currency	Index	non-current debt	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Foreign currency
ACC - Advances on exchange contracts	8.40%	USD	—	2024	—	52,158	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	5,531	—	174,346
FINIMP – Import Financing	6.48%	USD e EUR	Euribor	2025	18,010	31,291	250	647
White Stripe credit facility	8.45%	USD e CAD	—	—	—	2,892	—	—
Working capital - Dollar	8.97%	USD	SOFR	2024 - 30	364	362	2,474	2,553
CRA - Agribusiness Credit Receivable Certificates	4.92%	USD	—	2028	907	442	38,452	38,464
Scott credit facilities	2.20%	USD	—	2023	—	—	—	1,815
Others	7.70%	USD	—	2024	4,574	—	—	—
					23,855	92,676	41,176	217,825
Local currency
FINAME (1)	5.98%	BRL	—	2024 - 25	314	478	—	6
Prepayment (2)	8.22%	GBP, USD	BoE, SOFR	2024 - 25	13,908	54,906	—	60,000
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	5,278	11,542	987,245	986,220
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	7,688	19,219	886,929	886,398
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	2,337	1,084	77,889	77,885
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	2,950	7,458	586,883	586,210
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	14,514	31,910	1,240,037	1,239,931
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	6,250	1,563	488,543	495,338
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	11,333	3,833	981,127	980,341
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	7,653	16,729	954,286	984,472
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	58,938	29,469	2,002,076	2,001,095
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	4,800	30,900	1,576,781	1,576,065
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	6,453	16,309	887,351	887,237
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	33,583	8,396	1,525,512	1,527,284
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	34,800	18,669	883,494	883,214
Notes 4.25% PPC 2031	4.25%	USD	—	2031	19,597	8,972	984,937	984,404
Notes 3.50% PPC 2032	3.50%	USD	—	2032	2,625	10,500	891,451	891,184
Notes 6.25% PPC 2033	6.25%	USD	—	2033	15,625	43,924	984,443	984,018
Notes 6.88% PPC 2034	6.88%	USD	—	2034	16,137	7,639	484,941	484,577
Working capital - Reais	17.45%	BRL	TJLP	2024 - 28	—	5,081	—	16,331
Working capital - Euros	3.10%	EUR	Euribor	2024 - 28	16,167	17,249	9,897	10,186
Export credit note	14.20%	BRL	CDI	2024 - 30	1,011	2,913	1,703	214,735
CDC - Direct Consumer Credit	15.97%	BRL	—	2024 - 28	21,989	21,296	6,995	9,020
Livestock financing - Pre	10.73%	BRL	—	2024	239,549	242,928	—	—
CRA - Agribusiness Receivables Certificate	10.38%	BRL	CDI e IPCA	2024 - 37	155,843	149,060	1,984,697	2,013,297
Credit line - Scott	7.69%	USD, EUR	—	2025	—	20,087	—	529
Credit line - Beardstown Pace	3.65%	USD	—	2050	—	6,689	—	64,700
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	—	993	—	34,053
Others	4.68%	Diversos	Diversos	2031	40,249	9,098	101,173	11,012
Total					739,591	798,894	18,528,390	18,889,742

					763,446	891,570	18,569,566	19,107,567

(1)	FINAME - Government Agency for Machinery and Equipment Financing
(2)	FINEP - Research and projects financing

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2,9 billion as of March 31, 2024 (US$2,9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$450,000 (US$450,000 at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	March 31, 2024

2025	20,230
2026	15,385
2027	1,084,544
2028	1,099,124
2029	705,998
Maturities after 2029	15,644,285
18,569,566

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its financial debt covenants restrictions for the three-month period ended March 31, 2024.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed with the U.S. Securities and Exchange Commission.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	March 31, 2024	December 31, 2023

Taxes payable in installments	63,336	67,980
PIS / COFINS tax payable	27,247	32,835
ICMS / VAT / GST tax payable	36,475	35,335
Withholding income taxes	16,236	10,527
Others	84,574	91,693
Subtotal	227,868	238,370
Income taxes payable	105,426	83,247
Total	333,294	321,617

Breakdown:
Current liabilities	242,857	227,249
Non-current liabilities	90,437	94,368
	333,294	321,617

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	March 31, 2024	December 31, 2023

Social charges in installments	463,894	489,520
Bonus and vacation along with related social charges	696,040	736,138
Salaries and related social charges	446,888	503,400
Others	64,403	58,626
	1,671,225	1,787,684
Breakdown:
Current liabilities	1,209,409	1,297,181
Non-current liabilities	461,816	490,503
	1,671,225	1,787,684

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that the subrogation of the collection of social security contributions was unconstitutional, referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or product-acquiring cooperatives. As of March 31, 2024 the Company and its subsidiaries have recorded a provision of US$328,249 (US$353,000 as of December 31, 2023) under the heading “Social Charges Installments” related to FUNRURAL installments. Since 2018 to date, the Company and its subsidiaries settled the FUNRURAL payments installment in the total amount of US$260,198 in cash or through compensation of federal taxes recoverable.

18 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

	March 31, 2024	December 31, 2023

Labor	104,030	108,004
Civil	275,631	270,989
Tax and Social Security	126,704	134,400
Total	506,365	513,393

Breakdown:

	March 31, 2024	December 31, 2023
Current liabilities	202,040	197,440
Non-current liabilities	304,325	315,953
	506,365	513,393

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Changes in provisions:

	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2024
Labor	108,004	12,882	(15,520)	2,009	(3,345)	104,030
Civil	270,989	10,645	(5,965)	2,225	(2,263)	275,631
Tax and social security	134,400	(4,634)	(276)	1,355	(4,141)	126,704
Total	513,393	18,893	(21,761)	5,589	(9,749)	506,365

	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2023
Labor	99,270	11,015	(13,545)	3,106	2,689	102,535
Civil	222,800	21,143	(4,323)	3,985	1,473	245,078
Tax and social security	105,420	2,332	(89)	5,176	3,005	115,844
Total	427,490	34,490	(17,957)	12,267	7,167	463,457

JBS USA Food Company

US litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed against JBS USA, a number of other pork producers, and Agri Stats, Inc. in the U.S. District Court for the District of Minnesota (the “Minnesota Court”) on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18- cv-01776 (the “Pork Antitrust Litigation”). JBS USA has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of $57.3 million, each of which has received final approval from the Minnesota Court. JBS USA continues to defend itself against the direct action plaintiffs, as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. To date, JBS USA has accrued $80.3 million to cover negotiated settlements with various Pork Opt Outs. JBS USA has recognized these settlement expenses within general and administrative expenses in the Consolidated statement of income.

Between April 23, 2019 and June 18, 2020, a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors in Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20-cv-1319 (the “Beef Antitrust Litigation”). Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation. JBS USA has settled with two of the purported classes in the Beef Antitrust Litigation, for an aggregate total of US$77.0 million, each of which has received final approval from the Minnesota Court. The Company continues to defend against the remaining classes in Minnesota Court and Canada, direct-action plaintiffs, and parties that have opted out of the class settlements (collectively, the “Beef Opt Outs”). The Company will seek reasonable settlements where they are available. To date JBS USA has recognized $25.6 million to cover negotiated settlements with various Beef Opt Outs which is recognized within general and administrative expenses in the Consolidated statement of income.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

On November 11, 2022, a purported class action lawsuit was filed against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. in the U.S. District Court for the District of Colorado (“the Colorado Court”). The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. JBS USA agreed to settle all claims made by the purported class for $55.0 million, which is subject to approval by the Colorado Court. JBS USA recognizes these settlement expenses within general and administrative expense in the Consolidated statement of profit or loss.

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. The Company believes it has substantial defenses to this action, and intends to vigorously defend this matter.

US state matters

On June 29, 2021 and October 25, 2021, the Attorneys General of New Mexico and Alaska, respectively, filed complaints against JBS USA based on allegations similar to those asserted in the Pork Antitrust Litigation. JBS USA has answered both of the complaints and continues to litigate.

US federal matters

On December 23, 2020 and October 29, 2021, JBS USA received civil investigative demands (“CIDs”) from the U.S. Department of Justice (“DOJ”) related to the fed cattle and beef packing industry. JBS USA cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ.

Tax claims and proceedings

During 2017, the Australian Tax Office (“ATO”) opened a review of JBS Australia Pty. Ltd. for income tax years 2015 through 2017 in connection with a corporate reorganization. On September 30, 2020, the ATO issued a tax assessment for income tax year 2015 for an immaterial amount while it continues to investigate tax years 2016 and 2017. No loss has been recorded for the amounts considered in the assessment at this time.

Pilgrim’s Pride Corporation

US litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S. District Court for the Northern District of Illinois (the “Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (the “Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of $195.5 million, each of which has received final approval from the Illinois Court. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”). PPC will seek reasonable settlements where they are available. To date, PPC has accrued an expense of $537.4 million to cover settlements with various Broiler Opt Outs. PPC recognized these settlements with various Broiler Opt Outs. JBS USA recognized these settlement expenses within general and administrative expense in the Consolidated statement of income.

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (the “Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19-cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (the “Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act. PPC entered into an agreement to settle all claims made by the Poultry Workers Class for $29.0 million, though the agreement is still subject to final approval by the Maryland Court. PPC recognizes these settlement expenses within selling, general and administrative expense in the Consolidated statement of income.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma (the “Oklahoma Court”) alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. PPC continues to litigate against the putative class plaintiffs.

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the U.S. District Court for the District of Colorado (the “Colorado Court”) against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611 (the “Hogan Litigation”). The complaint alleges, among other things, that PPC’s Securities and Exchange Commission (“SEC”) filings contained statements that were rendered materially false and misleading. PPC continues to litigate against the putative class plaintiffs.

US state matters

From February 21, 2017 through May 4, 2021, the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs request, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. PPC is cooperating with the Attorneys General in these states in producing documents pursuant to the CIDs.

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. PPC will seek reasonable settlements where they are available. To date PPC has recognized $17.2 million to cover settlements with these states in general and administrative expenses in the Consolidated statement of income. The State of Washington claim was paid in the second quarter of 2023, leaving an accrual of $6.2 million as of March 31, 2024 for remaining state claims.

US federal matters

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters, and on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices and on October 2, 2023, received a CID requesting information from PPC. PPC is cooperating with the DOJ in its investigations and CID. The DOJ has informed PPC that it is likely to file a civil complaint pursuant to at least one of these investigations.

Tax claims and proceedings

During 2014 and 2015, the Mexican Tax Administration Service (“SAT”) opened a review of PPC Mexico with regard to tax years 2009 and 2010. In both instances, the SAT claims that controlled company status did not exist for certain subsidiaries because PPC Mexico did not own 50% of the shares in voting rights of Incubadora Hidalgo, S. de R.L de C.V. and Comercializadora de Carnes de México S. de R.L de C.V. (both in 2009) and Pilgrim’s Pride, S. de R.L. de C.V. (in 2010). PPC Mexico appealed the opinion, and on January 31, 2023, the appeal as to tax year 2009 was dismissed by the Mexico Supreme Court. Accordingly, PPC paid $25.9 million for tax year 2009. The opinion for tax year 2010 is still under appeal. Accordingly, PPC has an accrual of $17.6 million as of March 31, 2024 with regard to the tax year 2010.

On May 12, 2022, the SAT issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. Following the acquisition, PPC re-domiciled Provemex Holdings, LLC from the US to Mexico. The tax authorities claim that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, was obligated to pay taxes on the sale. The Mexican subsidiaries of PPC filed a petition to nullify these assessments which is still pending. Amounts under appeal are approximately $298.2 million for each of the two tax assessments. No expenses have been recorded for these amounts at this time.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

19 Equity

a.	Share capital: Share capital on March 31, 2024 and December 31, 2023 was US$13,177,841, represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the three-month period ended March 31, 2024.

b.	Profit reserve:

b1.	Treasury shares: Treasury shares include shares repurchased by the Group. As of March 31, 2024, the Group had no balance in treasury shares.

c.	Non-controlling interest: Material non-controlling interest as of March 31, 2024 consisted of the 17.5% (17.5% as of December 31, 2023), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.5% as of March 31, 2024 (82.5% as of December 31, 2023) of the total. The profit allocated to the PPC non-controlling interest was US$31,066 and US$4,531 for the three-month period ended March 31, 2024 and 2023, respectively. The accumulated non-controlling interest in PPC was US$700,719 as of March 31, 2024 (US$728,551 as of December 31, 2023). For the three-month period ended March 31, 2024, purchase of treasury stock by PPC was nil (nil for the three-month period ended March 31, 2023). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

	Three-month period ended March 31,
	2024	2023

Net Revenue	4,361,934	4,165,628
Net Income	174,421	5,187
Net cash provided by operating activities	271,027	(161,704)

	March 31, 2024	December 31, 2023

Total assets	9,768,340	9,810,361
Total liabilities	6,273,962	6,465,784

20 Net revenue

	Three-month period ended March 31,
	2024	2023
Domestic sales	13,472,484	12,819,945
Export sales	4,526,228	3,867,298
NET REVENUE	17,998,712	16,687,243

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

20.1 Contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	March 31, 2024	December 31, 2023
Trade accounts receivable	4	3,338,473	3,390,856
Contract liabilities		(184,301)	(324,598)
Total customer contract revenue		3,154,172	3,066,258

21 Net finance expense

	2024	2023
Exchange rate variation	77,887	53,938
Fair value adjustments on derivatives	(76,094)	(14,728)
Interest expense (1)	(419,717)	(395,145)
Interest income (2)	90,337	67,625
Bank fees and others	(21,158)	(10,865)
	(348,745)	(299,175)

Finance income	168,224	121,563
Finance expense	(516,969)	(420,738)
	(348,745)	(299,175)

(1)	For the three-month period ended March 31, 2024, the amount of US$300,708 (US$280,654 for the three-month period ended March 31, 2023) refers to interest expenses from loans and financings.
(2)	For the three-month period ended March 31, 2024, the amount of US$27,775 (US$17,464 for the three-month period ended March 31, 2023) refers to interest income from short-term investments.

22 Earnings (loss) per share

Basic and diluted: There was no change in the assumptions for calculating earnings per share - basic in relation to the financial statements for the year ended December 31,

2023.

	2024	2023
Net income attributable to Company shareholders	332,327	(279,637)
Weighted average common shares	2,218,116	2,218,116
Weighted average - common shares outstanding	2,218,116	2,218,116

Basic and diluted earnings (loss) per share - (US$)	0.15	(0.13)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

23 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these unaudited condensed financial statements, except for the following adjustments as further described below: exclusion of share of profit of equity accounted investees, net of tax; exclusion of financial income and financial expenses; exclusion of depreciation and amortization expenses; exclusion of expenses with antitrust agreements described in note 19; exclusion of donations and social programs expenses; and exclusion of restructuring and exclusion of certain other operating income (expense), net.

Brazil: this segment includes all the operating activities from the Group, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operational segment are as follows:

	2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,873,896	2,083,097	5,581,099	1,910,351	4,358,111	1,446,364	164,638	18,417,556	(418,844)	17,998,712
Adjusted EBITDA(1)	129,885	240,658	(9,812)	313,296	500,647	123,968	14	1,298,656	(679)	1,297,977

	2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,348,510	1,988,515	5,266,389	1,808,150	4,162,125	1,394,705	244,559	17,212,953	(525,709)	16,687,244
Adjusted EBITDA(1)	57,092	28,290	22,300	44,600	268,700	(3,400)	(734)	416,848	(580)	416,268

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	2024	2023
Operating profit	722,926	(117,276)
Depreciation and amortization	544,506	499,138
Antitrust agreements(1)	4,692	13,700
Donations and social programs(2)	9,795	2,731
Impairment of assets	—	20,827
Restructuring(3)	16,017	10,206
Other operating income (expense), net(4)	41	(13,058)
Total Adjusted EBITDA	1,297,977	416,268
Reversal of elimination	679	580
Total Adjusted EBITDA for reportable segments	1,298,656	416,848

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 18 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 24 – Expenses by nature.
(3)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim’s Pride Corporation (PPC).
(4)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, marketing of social programs, insurance recovery, among others.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Below is net revenue and total assets based on geography, presented for supplemental information.

	2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	10,568,490	5,022,690	1,316,695	1,463,041	81,009	18,451,925	(453,213)	17,998,712
Total assets	19,285,425	16,548,046	3,764,222	5,294,969	2,091,759	46,984,421	(6,098,120)	40,886,301

	2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	9,867,473	3,995,511	1,394,705	1,429,812	60,794	16,748,295	(61,051)	16,687,244
Total assets	18,715,608	16,842,979	3,587,066	5,048,453	1,990,060	46,184,166	(5,610,185)	40,573,981

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

24 Expenses by nature

Expenses by nature are disclosed as follows:

	2024	2023
Cost of sales
Cost of inventories, raw materials and production inputs	(13,136,414)	(12,996,665)
Salaries and benefits	(2,023,083)	(1,789,839)
Depreciation and amortization	(480,905)	(434,957)
	(15,640,402)	(15,221,461)
Selling
Freight and selling expenses	(917,491)	(944,268)
Salaries and benefits	(79,599)	(69,293)
Depreciation and amortization	(13,697)	(16,633)
Advertising and marketing	(76,637)	(76,255)
Net impairment losses (recovery)	(2,441)	5,372
Commissions	(15,256)	(10,711)
	(1,105,121)	(1,111,788)
General and administrative
Salaries and benefits	(307,946)	(280,913)
Fees, services held and general expenses	(156,626)	(169,260)
Depreciation and amortization	(49,902)	(47,549)
DOJ and Antitrust agreements	(4,692)	(13,700)
Donations and social programs (1)	(9,795)	(2,731)
	(528,961)	(514,153)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Company to support actions for social transformation where the Company is present and donations to Fundo JBS Pela Amazônia.

For the three-month period ended March 31, 2024, the Company incurred expenses with internal research and development, in the amount of US$7,291 (US$8,263 for the Three-month period ended March 31, 2023).

For the three-month period ended March 31, 2024 and 2023, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the unaudited condensed consolidated financial statements as follows:

	Note	March 31, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	1,968,416	2,642,258
National treasury bills	3	197,608	210,716
Derivative assets		94,236	169,736
Amortized cost (2)
Cash at banks	3	1,220,044	1,830,814
Margin cash	3	81,064	18,191
Trade accounts receivable	4	3,338,473	3,390,856
Related party receivables	8	116,709	118,554
Total		7,016,550	8,381,125
Liabilities
Amortized cost
Loans and financing	15	(19,333,012)	(19,999,137)
Trade accounts payable and supply chain finance	14	(5,539,624)	(6,205,119)
Lease		(1,823,878)	(1,841,227)
Other financial liabilities (3)		(101,906)	(104,043)
Fair value through profit or loss
Derivative liabilities		(91,558)	(144,251)
Total		(26,889,978)	(28,293,777)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost; (ii) the trade accounts receivable are short-term and net of expected losses.
(3)	Balances refer to commitments with third parties for investment.

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Group do not have any financial instruments that utilize significant level 3 inputs.

	March 31, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	1,968,416	1,968,416	206,650	2,435,608	2,642,258
National treasury bills	197,608	—	197,608	210,716	—	210,716
Derivative assets	—	94,236	94,236	—	169,736	169,736

Financial liabilities
Derivative liabilities	—	91,558	91,558	—	144,251	144,251

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes, are estimated using the closing sale price of these securities informed by a financial newswire on March 31, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	March 31, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	1,000,000	92.25%	922,450	1,000,000	92.10%	920,960
Notes 5.13% JBS Lux 2028	899,740	98.51%	886,289	900,000	99.66%	896,931
Notes 3.00% JBS Lux 2029	600,000	88.62%	531,726	600,000	88.24%	529,440
Notes 6.5% JBS Lux 2029	77,973	101.08%	78,818	77,973	99.27%	77,406
Notes 5.5% JBS Lux 2030	1,249,685	98.65%	1,232,764	1,250,000	98.55%	1,231,875
Notes 3.75% JBS Lux 2031	493,000	86.83%	428,047	500,000	86.45%	432,250
Notes 3.00% JBS Lux 2032	1,000,000	81.61%	816,070	1,000,000	81.66%	816,560
Notes 3.625% JBS Lux 2032	969,100	85.59%	829,414	1,000,000	85.60%	856,030
Notes 5.75% JBS Lux 2033	2,049,668	98.63%	2,021,547	2,050,000	99.35%	2,036,736
Notes 6.75% JBS Lux 2034	1,600,000	105.12%	1,681,968	1,600,000	105.27%	1,684,368
Notes 4.375% JBS Lux 2052	900,000	72.81%	655,254	900,000	74.36%	669,204
Notes 6.50% JBS Lux 2052	1,548,000	99.05%	1,533,217	1,550,000	100.71%	1,560,989
Notes 7.25% JBS Lux 2053	900,000	107.28%	965,520	900,000	109.34%	984,060
Notes 4.25% PPC 2031	1,000,000	90.14%	901,410	1,000,000	90.27%	902,650
Notes 3.5% PPC 2032	900,000	84.96%	764,658	900,000	84.47%	760,203
Notes 6.25% PPC 2033	1,000,000	102.44%	1,024,370	1,000,000	102.90%	1,029,020
Notes 6.875% PPC 2034	500,001	106.82%	534,086	499,999	108.05%	540,230
	16,687,167		15,807,608	16,727,972		15,928,912

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Group utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

a. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on March 31, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of March 31, 2024 and December 31, 2023 are shown below:

	March 31, 2024	December 31, 2023
Net exposure to the CDI rate:
CRA - Agribusiness Credit Receivable Certificates	(57,402)	(60,676)
Credit note - export	(2,715)	(217,648)
Rural - Credit note - Prefixed	(669)	(1,208)
Related party transactions	1,333	624
CDB-DI (Bank certificates of deposit)	1,336,519	943,526
Margin cash	112,579	31,566
Subtotal	1,389,645	696,184
Derivatives (Swap)	(1,414,454)	(1,427,374)
Total	(24,809)	(731,190)
Net exposure to the IPCA rate:
Treasury bills	—	27,716
CRA - Agribusiness Credit Receivable Certificates	(2,083,138)	(2,101,681)
Margin cash	61,244	51,751
Related party transactions	116,354	117,930
Subtotal	(1,905,540)	(1,904,284)
Derivatives (Swap)	1,379,753	1,423,667
Total	(525,787)	(480,617)
Assets exposure to the CPI rate:
Margin cash	49,471	49,144
Total	49,471	49,144
Liabilities exposure to the SOFR rate:
Prepayment	—	(280,971)
Prepayment - exchange agreement	(2,838)	(2,915)
Total	(2,838)	(283,886)
Liabilities exposure to the TJLP rate:
Working Capital	49,471	(771)
Total	49,471	(771)

Sensitivity analysis as of March 31, 2024:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 50%		Scenario (III) Interest rate variation - 100%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Decrease	10.65%	10.69%	(10)	15.98%	(1,311)	21.30%	(2,622)
				(10)		(1,311)		(2,622)

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
IPCA	Increase	4.50%	4.51%	(54)	5.63%	(5,777)	6.75%	(11,554)
CPI	Decrease	3.20%	3.19%	(3)	2.40%	(399)	1.60%	(799)
SOFR	Increase	5.34%	5.34%	—	6.68%	(38)	8.01%	(77)
				(57)		(6,214)		(12,430)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

			March 31, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value

	CDI	2024	176,134	187,951	(188,516)	(565)	181,769	189,067	(189,571)	(504)
	IPCA	—	107,589	141,738	(110,891)	30,846	111,031	142,472	(111,625)	30,847
	IPCA	2027	77,459	92,950	(84,900)	8,050	79,937	94,520	(85,402)	9,118
	IPCA	2028	88,467	106,675	(99,430)	7,245	91,298	108,777	(100,034)	8,743
Swap	IPCA	2030	280,213	341,357	(326,374)	14,983	289,179	350,639	(328,591)	22,048
	IPCA	2031	278,793	323,136	(322,754)	382	288,874	333,981	(326,029)	7,952
	IPCA	2032	85,098	100,595	(105,050)	(4,456)	87,821	103,620	(105,459)	(1,839)
	IPCA	2036	18,241	22,445	(24,512)	(2,068)	18,824	23,487	(24,650)	(1,163)
	IPCA	2037	204,657	250,857	(262,918)	(12,062)	214,822	266,169	(267,639)	(1,470)

			1,316,651	1,567,704	(1,525,345)	42,355	1,363,555	1,612,732	(1,539,000)	73,732

b. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP		MXN		AUD
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	1,251,586	1,570,813	51,232	68,154	16,347	20,102	357,408	271,503	—	42
Trade accounts receivable	926,401	579,651	141,307	147,839	58,672	49,743	136,190	134,113	449	241
Sales orders	1,018,925	916,595	105,509	73,564	181,685	217,509	—	—	—	—
Trade accounts payable	(144,686)	(174,781)	(85,244)	(74,963)	(14,436)	(15,846)	(321,529)	(267,433)	(190)	(320)
Purchase orders	(70,076)	(56,710)	(20,448)	(18,012)	—	—	—	—	—	—
Subtotal	2,982,150	2,835,568	192,356	196,582	242,268	271,508	172,069	138,183	259	(37)
FINANCIAL
Margin cash	—	—	—	—	—	—	—	—	—	—
Advances to customers	(3,292)	(111,368)	(557)	(12,621)	(95)	(511)	—	—	—	—
Loans and financing	(63,741)	(306,798)	(1,143)	(3,218)	(13,908)	—	—	—	—	—
Subtotal	(67,033)	(418,166)	(1,700)	(15,839)	(14,003)	(511)	—	—	—	—
Subtotal	2,915,117	2,417,402	190,656	180,743	228,265	270,997	172,069	138,183	259	(37)

Total exposure	2,915,117	2,417,402	190,656	180,743	228,265	270,997	172,069	138,183	259	(37)
DERIVATIVES
Future contracts	(80,599)	(250,788)	(158,441)	(137,070)	(43,840)	(44,142)	—	—	—	—
Deliverable Forwards (DF´s)	(857,989)	(398,024)	53,952	67,303	(12,785)	(14,369)	97	—	2,665	2,846
Non-Deliverable Forwards (NDF´s)	(1,822,085)	(1,306,760)	(1,285)	5,071	(81,888)	(97,124)	—	—	—	—
Total derivatives	(2,760,673)	(1,955,572)	(105,774)	(64,696)	(138,513)	(155,635)	97	—	2,665	2,846
NET EXPOSURE	154,444	461,830	84,882	116,047	89,752	115,362	172,166	138,183	2,924	2,809

Net debt in foreign subsidiaries (1)	(15,031,910)	(14,775,198)	—	—	—	—	—	—	—	—

(1)	The Group includes the net debt of foreign subsidiaries in the disclosure of economic hedging exposure. Although these debts do not generate foreign exchange gains or losses (since they are foreign debts and in the functional currency of each respective country), they are translated to Brazilian Real in the consolidation, impacting the equity as exchange variation of investment, influencing the consolidated debt of the Group, and consequently the leverage indicators.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

b1 Sensitivity analysis and derivative financial instruments breakdown:

b1.1 US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	4.9962	4.9220	(44,669)	3.7472	(752,044)	2.4981	(1,504,088)
Financial	Depreciation	4.9962	4.9220	(6,979)	3.7472	(117,490)	2.4981	(234,981)
Derivatives	Depreciation	4.9962	4.9220	41,352	3.7472	696,192	2.4981	1,392,383

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on equity	Exchange rate	Effect on equity	Exchange rate	Effect on equity

Net debt in foreign subsidiaries	Depreciation	4.9962	5.0704	(223,213)	6.2453	(3,757,977)	7.4943	(7,515,955)

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value

Future Contract	American dollar	Short	(5,290)	(80,599)	(1,827)	52,199	(250,788)	(2,078)

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value

Deliverable Forwards	American dollar	Short	(857,989)	(857,989)	341	(398,024)	(398,024)	29,150
Non-Deliverable Forwards	American dollar	Short	(1,822,085)	(1,822,085)	(15,780)	(1,306,760)	(1,306,760)	13,975

b1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.3979	5.3221	(2,724)	4.0484	(48,509)	2.6990	(97,018)
Financial	Depreciation	5.3979	5.3221	131	4.0484	2,324	2.6990	4,649
Derivatives	Depreciation	5.3979	5.3221	1,498	4.0484	26,674	2.6990	53,349

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Future Contract	Euro	Long	(2,171)	(158,441)	522	(1,157)	5,071	513
Deliverable Forwards	Euro	Short	9,995	53,952	118	12,576	67,303	(1,885)
Non-Deliverable Forwards	Euro	Long	(238)	(1,285)	5	947	5,071	(652)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

b1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	6.3122	6.2206	(3,546)	4.7342	(61,096)	3.1561	(122,191)
Financial	Depreciation	6.3122	6.2206	205	4.7134	3,531	3.1423	7,063
Derivatives	Depreciation	6.3122	6.2206	2,027	4.7342	34,931	3.1561	69,861

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Short	(2,026)	(12,785)	15	(2,333)	(14,369)	202
Non-Deliverable Forwards	British pound	Short	(12,973)	(81,888)	(1,090)	(15,771)	(97,124)	(579)

b1.4 MXN - Mexican Peso (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	0.3008	0.2970	(2,181)	0.2256	(43,393)	0.1504	(86,785)
Derivatives	Appreciation	0.3008	0.2970	(1)	0.2256	(24)	0.1504	(49)

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (MXN)	Notional (US$)	Fair value	Notional (MXN)	Notional (US$)	Fair value

Deliverable Forwards	Mexican peso	Short	322	97	—	—	—	—

b1.5 AUD - Australian Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	3.2600	3.2133	(4)	2.4450	(65)	1.6300	(131)
Derivatives	Appreciation	3.2600	3.2133	(39)	2.4450	(672)	1.6300	(1,344)

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value

Deliverable Forwards	Australian dollar	Short	817	2,665	6	865	2,846	(1)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

c. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) contracts of JBS S.A.:

Exposure in Commodities (Cattle)	March 31, 2024	December 31, 2023
DERIVATIVES
Future contracts	(15)	(101)
NET EXPOSURE	(15)	(101)

Sensitivity analysis as of March 31, 2024:

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Appreciation	46	48	(1)	58	(4)	70	(8)

Derivatives financial instruments breakdown:

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities (Cattle)	Long	(1)	(15)	—	(6)	(101)	—

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

EXPOSURE in Commodities (Grain)	March 31, 2024	December 31, 2023
OPERATING
Purchase orders	67,959	114,097
Subtotal	67,959	114,097
DERIVATIVES
Future contracts	49,326	—
Subtotal	49,326	—
NET EXPOSURE	117,285	114,097

Sensitivity analysis as of March 31, 2024:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(1.95)%	(1,336)	(25)%	(17,138)	(50)%	(34,276)
Derivatives	Depreciation	(1.95)%	(970)	(25)%	(12,439)	(50)%	(24,878)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Derivatives financial instruments breakdown:

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future contracts	Commodities (Grains)	Short	9,067	49,326	603	—	—	—

c3. Hedge accounting of Seara Alimentos:

The derivative financial instruments designated for the three-month period ended March 31, 2024, as hedge accounting, according to the Cash Flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	9,067	49,326	602

c3.1. Hedge accounting:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

Below are the effects on the statement of income, after the adoption of hedge accounting:

Statements of income:	March 31, 2024	March 31, 2023

Cost of sales before hedge accounting adoption	(1,823,704)	(1,926,368)

Derivatives operating income (loss)	1,375	12,137
Currency	(11)	10,128
Commodities	1,386	2,009
Cost of sales with hedge accounting	(1,822,329)	(1,914,231)

Financial income (expense), net excluding derivatives	(15,043)	35,137

Derivatives financial income (expense), net	(27,666)	(7,616)
Currency	(2,895)	—
Commodities	(7,857)	(6,935)
Interest	(16,914)	(681)

Financial income (expense), net	(42,709)	27,521

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

Statements of other comprehensive income (expense):	March 31, 2024	March 31, 2023

Financial instruments designated as hedge accounting:	(31)	(6,700)
Currency	—	(170)
Commodities	(31)	(6,530)

Gain on cash flow hedge	507	1,229
Deferred income tax on hedge accounting		(418)
Total of other comprehensive income (expense)	507	811

Hedge cash flow movement	December 31, 2023	OCI	March 31, 2024
Hedge accounting operations at the parent company	(510)	502	(8)
(-) IR/CS	173	(171)	2
Impact of Hedge Operations on Subsidiaries	(337)	331	(6)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

Statement of financial position:	March 31, 2024	December 31, 2023

Derivative (liabilities)/assets	603	—
Financial instruments designated as hedge accounting:
Commodities	603	—

Derivative (liabilities)/assets	(8,606)	4,473
Financial instruments not designated as hedge accounting:
Exchange	(8,041)	4,977
Interest	(565)	(504)
Other comprehensive income (expense)	(31)	(550)
Currency	—	39
Commodities	(31)	(589)

Inventories	347	6,577
Currency	(3)	136
Commodities	350	6,441

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Open amounts in statement of financial position of derivative assets and liabilities:

	March 31, 2024	December 31, 2023

Assets:

Not designated as hedge accounting	603	—
Interest	—	—

Current assets	603	4,977
Non-current assets	—	—

(Liabilities):
Designated as hedge accounting	727	750
Interest	727	750

Current liabilities	—	—

Not designated as hedge accounting	8,606	504
Commodities	8,041	—
Interest	565	504

c4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	March 31, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	2,905,370	3,230,355
Subtotal	2,905,370	3,230,355
DERIVATIVES
Deliverable Forwards	(1,252,844)	389,130
Subtotal	(1,252,844)	389,130
NET EXPOSURE	1,652,526	3,619,485

Sensitivity analysis as of March 31, 2024:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
Exposure	Risk	Price (USD per head)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(1.93)%	(56,475)	(25.00)%	(732,682)	(50.00)%	(1,465,363)
Derivatives	Appreciation	(1.93)%	24,353	(25.00)%	315,945	(50.00)%	631,889

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Derivatives financial instruments breakdown:

			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	Commodities (Cattle)	Short	(250,759)	(1,252,844)	(17,404)	80,377	389,130	(1,982)

d. Credit risk

The information about the exposure to weighted average loss rate, gross carrying amount, expected credit loss recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
March 31, 2024
Cash and cash equivalents	—	3,297,993	—
Margin cash	—	169,139	—
Trade accounts receivable	(2.54)%	3,338,473	(84,749)
Related party receivables	—	116,709	—
	—	6,922,314	(84,749)

e. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	March 31, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	5,539,624	—	—	—	5,539,624	6,205,119	—	—	—	6,205,119
Loans and financing	763,446	20,230	1,099,929	17,449,408	19,333,013	891,570	171,228	1,212,538	17,723,802	19,999,138
Estimated interest on loans and financing (1)	1,251,713	873,248	1,770,972	7,105,114	11,001,047	1,362,896	1,052,488	1,910,116	7,390,262	11,715,762
Derivatives liabilities (assets)	91,558	—	—	—	91,558	144,251	—	—	—	144,251
Payments of leases	346,869	233,786	357,606	885,617	1,823,878	(2,796)	293,444	442,272	1,108,307	1,841,227
Other liabilities	42,111	59,795	—	—	101,906	21,162	20,914	—	61,967	104,043

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023. Payments in foreign currencies are estimated using the March 31, 2024 and December 31, 2023 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances for the three-month period ended March 31, 2024 is US$36,3 billion (December 31, 2023 is US$35,6 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance for the three-month period ended March 31, 2024 is US$34,426 (US$13,575 at December 31, 2023). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance for the three-month period at March 31, 2024 is US$122,866 (US$67,335 at December 31, 2023). This guarantee exceeds the amount of the collateral.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024 and 2023 (Expressed in thousands of United States dollar)

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance for the three-month period ended March 31, 2024 is US$17,258 (US$51,751 in December 31, 2023). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

For the three-month period ended March 31, 2024, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Group’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

26 Subsequent events

a. In reference to the floods that occurred in Rio Grande do Sul, the Company is monitoring the evolution, development and potential impacts on its operations. Our poultry and swine units in Rio Grande do Sul were not significantly impacted by the rains and are operating. The initial impacts suffered in these units were a consequence of the flood and logistical disruption in the region.

The Company is providing support to the families and our employees affected by the tragedy through the donation of food, emergency items and the payment of the 13th salary to employees in Rio Grande do Sul.

b. On May 13, 2024, the Company announced settlements for early redemption of CRA debts due in April of 2028, December of 2031 and December of 2036 and the extraordinary amortization of the series due in November of 2027, totaling the approximate amount of $380,000 to be settled in May of 2024.

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